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03011689

SEC ... OMMISSION
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING
MAR - 3 2003
WASH. D.C. SECTION

SEC FILE NUMBER
8- 47770

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2002 (MM/DD/YY) AND ENDING DECEMBER 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FANO SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

287 BOWMAN AVENUE
(No. and Street)

PURCHASE (City) NY (State) 10577 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STEPHEN D. GARROW (914) 580-9100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MOORE STEPHENS, P.C.
(Name – *if individual, state last, first, middle name*)

331 MADISON AVENUE (Address) NEW YORK (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, STEPHEN D. GARROW, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FANO SECURITIES, LLC, as of DECEMBER 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

MICHELLE SANNIELLO
#01JA6085119
EXP. 12/23/2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FANO SECURITIES LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2002

Fano Securities LLC

CONTENTS

MOORE STEPHENS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT AUDITOR

To the Members
Fano Securities LLC

We have audited the accompanying statement of financial condition of Fano Securities LLC as of December 31, 2002, and the related statements of income, changes in members' capital, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fano Securities LLC as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 12 to 14 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Moore Stephens, P.C.

Moore Stephens, P.C.
Certified Public Accountants

New York, New York
February 4, 2003

An independently owned and operated member of Moore Stephens North America, Inc., a member of Moore Stephens International Limited - members in principal cities throughout the world

NEW YORK OFFICE 331 MADISON AVENUE, NEW YORK, N.Y. 10017-5102 TELEPHONE 212 682-1234 FAX 212 687-8846

Fano Securities LLC

Statement of Financial Condition

December 31, 2002

ASSETS

CURRENT ASSETS	
Cash and cash equivalents	$ 445,431
Marketable securities	993,158
Accounts receivable	133,778
Due from clearing broker	2,725,838
Prepaid fund expenses	765,249
Total Current Assets	5,063,454
PROPERTY AND EQUIPMENT, net	425,476
OTHER ASSETS	18,433
	$ 5,507,363

LIABILITIES AND MEMBERS' CAPITAL

CURRENT LIABILITIES	
Accounts payable and accrued expenses	$ 167,530
Fund expenses payable	1,566,001
Pension contributions payable	165,000
Other liabilities	56,511
Total Current Liabilities	1,955,041
COMMITMENTS (Note 8)	
MEMBERS' CAPITAL	3,552,322
	$ 5,507,363

The accompanying notes are an integral part of these financial statements.

Fano Securities LLC

Statement of Income

For the Year Ended December 31, 2002

REVENUE	
Commission income	$ 13,028,267
Service income	10,957
Interest and dividend income	93,217
	13,132,440
EXPENSES	
Employee compensation and benefits	3,803,334
Commissions and floor brokerage	824,537
Communications	146,847
Occupancy and equipment rental	324,975
Other operating expenses	7,750,876
	12,850,569
NET INCOME	$ 281,871

The accompanying notes are an integral part of these financial statements.

Fano Securities

Statement of Changes in Members' Capital

December 31, 2002

Members' Capital balance at January 1, 2001	$	4,354,494
Net income		281,871
Distributions		(1,084,044)
Members' Capital balance at December 31, 2002	$	3,552,322

The accompanying notes are an integral part of these financial statements.

Fano Securities LLC

Statement of Changes in Liabilities

Subordinated to Claims of General Creditors

For the Year Ended December 31, 2002

Subordinated liabilities at January 1, 2002	$	-0-
Increases		-0-
Decreases		-0-
Subordinated liabilities at December 31, 2002	$	-0-

The accompanying notes are an integral part of these financial statements.

Fano Securities LLC

Statement of Cash Flows

For the Year Ended December 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$ 281,871
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	94,337
Changes in operating assets and liabilities	
Decrease (Increase) in operating assets:	
Accounts receivable	53,482
Due from clearing broker	(1,368,034)
Prepaid expenses	21,138
Prepaid fund expenses	26,816
Increase (Decrease) in operating liabilites:	
Accounts payable and accrued expenses	96,457
Fund expenses payable	(814,004)
Pension contributions payable	45,000
Other liabilities	30,936
Net Cash Used by Operating Activities	(1,532,001)
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of fixed assets	(31,815)
Purchase of marketable securities	(11,947,072)
Proceeds from redemption of marketable securities	13,925,395
Net Cash Provided by Investing Activities	1,946,508
CASH FLOWS FROM FINANCING ACTIVITIES	
Distributions to members	(1,084,044)
Net Cash Used by Financing Activities	(1,084,044)
NET INCREASE IN CASH	(669,537)
CASH AND CASH EQUIVALENTS, beginning of year	1,114,969
CASH AND CASH EQUIVALENTS, end of year	$ 445,431

The accompanying notes are an integral part of these financial statements.

Fano Securities LLC
Notes to Financial Statements

1. THE COMPANY

The Company was organized as a limited liability company on March 3, 1997. It is registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers ("NASD") to act as a broker-dealer and does not carry customer accounts. Under its articles of organization, the Company will cease business on December 31, 2040.

The majority of the Company's clients are located in the United States.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

b. Property and Equipment

Property and equipment are recorded at cost. Depreciation is provided by the straight-line method over the estimated useful lives of the assets ranging from 5 to 10 years.

c. Cash Equivalents

The Company classifies investments with maturity dates of three months or less when purchased as cash equivalents. At December 31, 2002 the Company's cash equivalents consisted principally of money market accounts which totaled approximately $31,000.

d. Prepaid Fund Expense/Fund Expenses Payable

The Company provides third party purchased research services to certain of its customers in exchange for commission income at a multiple of bills paid. For customers for whom research has been provided or other expenses incurred and paid but no corresponding commissions have been earned, the Company records a prepaid asset for such payments as of the balance sheet date. If the Company has earned commissions but has not provided the necessary services, the Company records a fund expense payable as of the balance sheet date at the respective customer's multiple of bills rate.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

e. Income Taxes

No provision for income taxes has been made in the accompanying financial statements as the Company has elected to be taxed as a partnership whereby payment of federal and state income taxes is the responsibility of the individual members.

f. Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $2,332,687, which was $2,202,351 in excess of its required net capital of $130,336. The Company's ratio of aggregate indebtedness to net capital was .84 to 1 at December 31, 2002.

4. ACCOUNTS RECEIVABLE

Accounts receivable is related to commissions earned by the Company on securities transactions. Historically, the Company has had no bad debts, therefore, it believes there is no credit risk associated with these receivables and has not provided any allowance for doubtful accounts (see Note 10).

5. PROPERTY AND EQUIPMENT

Property and equipment are comprised of the following:

Equipment	$ 179,319
Computer software	200,005
Furniture and fixtures	49,813
Leasehold improvements	227,815
Total at cost	656,952
Less: Accumulated depreciation	231,476
Net Property and Equipment	$ 425,476

Depreciation expense for the year was $94,337.

6. RELATED PARTY TRANSACTIONS

A principal of the accounting firm that provides bookkeeping services to the Company is also a beneficial owner of the Company. Fees paid to the accounting firm for the year of $43,500 are included in other operating expenses.

7. OTHER OPERATING EXPENSES

The Company has soft dollar and brokerage directed arrangements with some of its clients whereby it pays for third party research services in exchange for commission income at a multiple of bills paid. Payments to such third parties totaled $6,828,297 for the year which amount is included in other operating expenses.

8. COMMITMENTS

The Company is obligated under a noncancellable operating leases for its office facilities. The leases expire 2004 and 2011. The approximate aggregate future minimum rentals on the leases are as follows:

Year Ending December 31,	
2003	364,300
2004	310,400
2005	259,600
2006	264,000
2007	270,000
After 2007	1,011,600
	$ 2,479,900

The Company is also obligated to pay real estate and operating cost escalations under the leases. An irrevocable standby letter of credit for $320,000 has been established by the Company as a security deposit on one of the leases.

The Company subleases part of the office facilities. The annual rental income under the sublease, which expires in 2004, is approximately $118,200. Rent expense for the year of $224,757 is net of sublease rent of $156,888.

The Company entered a new agreement on December 26, 2002 to sublease part of the office facilities. The sublease term commenced on January 1, 2003 and expires on June 30, 2005. The minimum rent is $60,000 per annum.

9. FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS NO.107, " Disclosures about Fair Values of Financial Instruments", requires disclosing fair value to the extent practicable for financial instruments, which are recognized or unrecognized in the balance sheet. The fair value of the financial instruments disclosed herein is not necessarily representative of the amount that could be realized or settled, nor does the fair value amount consider the tax consequences of realization or settlement.

For certain financial instruments, including cash and cash equivalents, trade receivables and payables, it is assumed that the carrying amount approximates fair value because of the near term maturities of such instruments.

10. CREDIT/CONCENTRATION RISKS

a. The Company maintains balances in financial institutions, which exceed the maximum levels of insurance provided by the Federal Deposit Insurance Corporation (FDIC) and the Securities Investor Protection Corporation (SIPC). At December 31, 2002, such excess amounted to approximately $827,000.

b. The Company does not require collateral or other security to support financial instruments subject to credit risk.

c. In 2002, the Company derived approximately $2,472,600 (22%) of commissions from two clients.

d. 82% of the Company's accounts receivable are owed by two customers, at 70% and 12%, respectively.

11. PENSION PLAN

The Company maintains a money purchase pension and profit sharing 401(k) plan. The plan covers all eligible employees. The Company contributes to the plan on a discretionary basis. For the year ended December 31, 2002, the expense is approximately $209,600, which is included in employee compensation and benefits.

12. MARKETABLE SECURITIES

Marketable securities consist of U.S. treasury bills which mature within six months from the date of purchase. The market value of the bills approximates cost at December 31, 2002.

13. SUBSEQUENT EVENTS

Effective as of December 31, 2002, an officer of the Company who is also a shareholder of the Company's parent, resigned. As per the terms of the resignation agreement, the officer is to sell to the parent his shares in the parent for $375,420, less an amount he owes to the shareholder of $51,581. The net due to the officer of $323,839 is represented by a promissory note bearing interest at the rate of 8% compounded annually. The note is payable in four equal annual installments beginning December 31, 2003.

One of the methods the parent can use to settle this note, either wholly or partially, is by having the Company distribute funds to it in the form of dividends or debt. As of the date of the report of the independent auditor to these financial statements, however, no agreements have been entered into between the Company and its parent, nor have there been any shareholder, Board of Directors or Members resolutions passed, obligating the Company to distribute cash to the parent in any form to settle the note.

Fano Securities LLC

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2002

NET CAPITAL	
Total members' capital	$ 3,552,322
Add: Liabilities subordinated to claims of general creditors allowable in computation of net capital	-0-
Total Capital and Subordinated Liabilities	3,552,322
Deductions and/or charges:	
Non-allowable assets	
Fixed assets	425,476
Other assets	18,433
Prepaid fund expenses	765,249
Total Deductions and/or Charges	1,209,158
Net Capital Before Haircuts on Securities Positions	2,343,164
Haircuts on securities	
Other	10,477
Net Capital	$ 2,332,687
AGGREGATE INDEBTEDNESS	
Items included in statement of financial condition:	
Accounts payable, accrued expenses and other liabilities	$ 1,955,041
Total Aggregate Indebtedness	$ 1,955,041
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required:	
A. Based on aggregate indebtedness	$ 130,336
B. Based on minimum dollar requirement	$ 100,000
Net Capital Requirement (greater of A or B)	$ 130,336
Excess net capital	$ 2,202,351
Excess net capital at 1000%	$ 2,137,183
Ratio: Aggregate indebtedness to net capital	0.84 to 1

Fano Securities LLC

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission (Continued)

December 31, 2002

Reconciliation with company's computation (included in Part II of Form X-17A-5 as of December 31, 2002)		
Net capital, as reported in Company's Part II (Unaudited) FOCUS report	$	2,483,047
Net audit adjustments		(150,360)
Net Capital per Net Capital Computation	$	2,332,687

Fano Securities LLC

Statement Pursuant to Rule 15c3-3

of the Securities and Exchange Commission

December 31, 2002

The Company, pursuant to Regulation 240.15c3-3 (k)(2)(ii), is a general broker-dealer that is exempt from the reporting requirements of Rule 15c3-3 as it is an introducing broker-dealer only and does not carry customer accounts.

MOORE STEPHENS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY THE SECURITIES AND EXCHANGE COMMISSION RULE 17a-5

To the Members
Fano Securities LLC

In planning and performing our audit of the financial statements and supplementary schedules of Fano Securities LLC (the "Company") for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Moore Stephens, P.C.

Moore Stephens, P.C.
Certified Public Accountants

New York, New York
February 4, 2003